UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

Current Report Pursuant to Section 13 or 15(d) of

The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 14, 2006

SAXON CAPITAL, INC.
(Exact name of registrant as specified in its charter)

_____

Maryland	**001-32447**	**30-0228584**
(State or other jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

4860 Cox Road, Suite 300	**23060**
Glen Allen, Virginia	(Zip Code)
(Address of principal executive offices)	

Registrant's telephone number, including area code **(804) 967-7400**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02 Results of Operations and Financial Condition

On March 16, 2006, Saxon Capital, Inc. (the "Company") issued a press release announcing that it will restate certain of its audited consolidated financial statements as of December 31, 2004 and for the years ended December 31, 2003 and 2004, and other financial information as of December 31, 2003 and as of and for the years ended December 31, 2001 and 2002, and its interim unaudited consolidated financial statements and other financial information as of and for the quarters and year to date periods in the quarters ended March 31, 2005 and 2004, June 30, 2005 and 2004, September 30, 2005 and 2004, and December 31, 2004. These restatements relate to the accounting treatment for certain derivative transactions under the Statement of Financial Accounting Standards No. 133, *Accounting for Derivative Instruments and Hedging Activities, as amended* ("SFAS 133"). As a result, the previously issued financial statements, previously announced financial information, and the related reports on the annual financial statements of the independent registered public accounting firm of the Company should no longer be relied upon. The Company expects to file its annual report on Form 10-K for the year ended December 31, 2005, which will include restated consolidated financial statements as of December 31, 2004 and for the years ended December 31, 2003 and 2004, and other financial information as of December 31, 2003 and as of and for the years ended December 31, 2001 and 2002, and will reflect the restatement of the consolidated unaudited quarterly data for the quarters ended March 31, 2005 and 2004, June 30, 2005 and 2004, September 30, 2005 and 2004 and December 31, 2004 no later than March 31, 2006.

A copy of the Company's press release related to its revised financial results is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Item 4.02 (a). Non-reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review.

Restatement and non-reliance

On March 14, 2006, the Company's Audit Committee, based on management's recommendation, concluded that the Company's previously issued consolidated financial statements, other financial information, and the related reports on the annual financial statements of the independent registered public accounting firm of the Company as of and for the years ended December 31, 2001, 2002, 2003, and 2004, and its interim unaudited consolidated financial statements and other financial information as of and for the quarters and year to date periods in the quarters ended March 31, 2005 and 2004, June 30, 2005 and 2004 and September 30, 2005 and 2004, should no longer be relied upon as a result of errors in the accounting of derivative financial instruments that did not qualify for hedge accounting treatment under the requirements of SFAS 133. While the Company has not completed quantifying the effect of the elimination of hedge accounting, it is anticipated that the resulting changes could be significant.

The Audit Committee has discussed the matters disclosed in this current report on Form 8-K with Deloitte & Touche LLP, the Company's independent registered public accounting firm.

The Company expects to file its annual report on Form 10-K for the year ended December 31, 2005, which will include restated consolidated financial statements as of December 31, 2004 and for the years ended December 31, 2003 and 2004, and other financial information as of December 31, 2003 and as of and for the years ended December 31, 2001 and 2002, and will also reflect the restatement of the consolidated unaudited quarterly data for the quarterly periods ended March 31, 2005 and 2004, June 30, 2005 and 2004, September 30, 2005 and 2004 and December 31, 2004, no later than March 31, 2006. Additionally, the Company will restate its 2005 quarterly financial statements as presented in its 2005 filings on Form 10-Q going forward in its 2006 filings on Form 10-Q.

A copy of the Company's press release related to its revised financial results is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Item 9.01. Financial Statements and Exhibits

(c) Exhibits

   99.1 Press Release dated March 16, 2006.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SAXON CAPITAL, INC.

By: /s/Robert B. Eastep

Robert B. Eastep
Executive Vice President and Chief Financial Officer

Date: March 16, 2006

INDEX TO EXHIBITS

<u>Exhibits</u>

99.1 Press Release dated March 16, 2006.

Exhibit 99.1

NEWS RELEASE



Contact:
Ms. Bobbi J. Roberts
Vice President, Investor Relations
804.967.7879
InvestorRelations@saxonmtg.com

Ms. Meagan L. Green
Investor Relations Analyst
804.935.5281
InvestorRelations@saxonmtg.com

For Immediate Release

Saxon Capital, Inc. to Restate Financial Statements for Accounting under SFAS 133;

Company Intends to File Form 12b-25
Conference Call to Discuss Year End Results Scheduled for March 31, 2006

GLEN ALLEN, VA. (March 16, 2006) - Saxon Capital, Inc. ("Saxon" or the "Company") (NYSE: SAX), a residential mortgage lending and servicing real estate investment trust (REIT), today announced it will restate its consolidated financial statements as of December 31, 2004 and for the years ended December 31, 2003 and 2004, and other financial information as of December 31, 2003 and as of and for the years ended December 31, 2001 and 2002, and its quarterly unaudited data for the quarters ended March 31, 2005 and 2004, June 30, 2005 and 2004, September 30, 2005 and 2004, and December 31, 2004 in order to eliminate the use of hedge accounting treatment under Statement of Financial Standards 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133) for its derivative instruments held during these periods for use in its hedging strategy to manage interest rate risk. The elimination of the use of hedge accounting is based upon the Company's recent re-evaluation of its application of SFAS 133. The Company has now determined that it did not satisfy the hedge accounting requirements prescribed by SFAS 133 with respect to its derivative instruments. The Audit Committee has discussed the above matters with Deloitte & Touche LLP, the Company's independent registered public accounting firm.

In addition, the Company intends to file a Form 12b-25 Notification of Late Filing with the Securities and Exchange Commission to receive a 15-day extension until March 31, 2006 to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2005. The need to file the Form 12b-25 results from the additional time needed to complete the aforementioned restatement.

The Company intends to release its 2005 fourth quarter and year-end results before the market opens on Friday, March 31, 2006 and intends to host a conference call that day at 9 a.m. Eastern Time to discuss these results. Investors wishing to participate in the conference call may contact Ms. Meagan Green at (804) 935-5281 for details regarding the call. A webcast will be available at the Company's website, www.saxonmortgage.com.

About Saxon
Saxon is a residential mortgage lender and servicer that manages a portfolio of mortgage assets. Saxon purchases, securitizes, and services real property secured mortgages and elects to be treated as a real estate investment trust (REIT) for federal tax purposes. The Company is headquartered in Glen Allen, Virginia and has additional primary facilities in Fort Worth, Texas and Foothill Ranch, California.

Saxon's mortgage loan production subsidiary, Saxon Mortgage, Inc., originates and purchases mortgage loans through indirect and direct lending channels using a network of brokers, correspondents, and its retail lending centers. As of September 30, 2005, Saxon's servicing subsidiary, Saxon Mortgage Services, Inc., serviced a mortgage loan portfolio of $26.4 billion. For more information, visit www.saxonmortgage.com.

Information Regarding Forward Looking Statements
Statements in this news release other than statements of historical fact, are "forward-looking statements" that are based on current expectations and assumptions. These expectations and assumptions are subject to risks and uncertainty, which could affect Saxon's future plans. Saxon's actual results and the timing and occurrence of expected events could differ materially from its plans and expectations due to a number of factors, such as (i) changes in overall economic conditions and interest rates, (ii) Saxon's ability to successfully implement its growth strategy, (iii) Saxon's ability to sustain loan origination growth at levels sufficient to absorb costs of production and operational costs, (iv) continued availability of credit facilities and access to the securitization markets or other funding sources, (v) deterioration in the credit quality of Saxon's loan portfolio, (vi) lack of access to the capital markets for additional funding, (vii) challenges in successfully expanding Saxon's servicing platform and technological capabilities, (viii) Saxon's ability to remain in compliance with federal tax requirements applicable to REITs, (ix) Saxon's ability and the ability of its subsidiaries to operate effectively within the limitations imposed on REITs by federal tax rules, (x) changes in federal income tax laws and regulations applicable to REITs, (xi) unfavorable changes in capital market conditions, (xii) future litigation developments, (xiii) competitive conditions applicable to Saxon's industry, and (xiv) changes in the applicable legal and regulatory environment. You should also be aware that all information in this news release is as of March 16, 2006. Saxon undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in the Company's expectations.